Mail Stop 4561

April 2, 2009

VIA USMAIL and FAX (303) 759 - 3226

Mr. Thomas M. Herzog
Vice President and Chief Financial Officer
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

> **Re:** **AIMCO Properties, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 000-24497**

Dear Mr. Thomas M. Herzog:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Income, page F-4

1.   Reference is made to the presentation of your provision for impairment losses
        below operating income. Please advise us of your consideration of paragraph 25
        of SFAS 144. In addition, please clarify your basis for including losses on notes
        receivable below operating income.

Note 11 – Partners' Capital and Redeemable Preferred Units, pages F-35 – F-39

2.   We note the preferred and common OP Units owned by third parties are
        redeemable at the holders' option and that you reclassified these amounts to
        temporary equity at December 31, 2008.   Given that the equity security is
        redeemable at the option of the holder, please tell us what consideration you gave
        to recording these equity securities at redemption value in the mezzanine section
        of the balance sheet from the date of issuance.   Reference is made to EITF Topic
        D-98. In addition, in a supplemental response, please expand on the policy
        adopted in December 2008 and how it differs from the policy in place prior to that
        time.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief